

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 1, 2018

<u>Via E-Mail</u>
Frank. J. Dellaquila
Senior Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Ave.
St. Louis, MO 63136

> **Re:** **Emerson Electric Co.**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 20, 2017**
> **File No. 1-00278**

Dear Mr. Dellaquila:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to us dated February 13, 2015, you discussed contacts with Sudan. Your website sets forth a July 2017 list of AMS Trex Countries with Wireless Approval that includes Sudan. As you know, Sudan is designated by the State Department as a state sponsor of terrorism and is subject to U.S. export controls. You do not provide disclosure about Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan since your 2015 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any such contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. You should address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies

with operations associated with U.S.-designated state sponsors of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
      Assistant Director